Filed by CBOE Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: CBOE Holdings, Inc. Subject Company’s Commission File No.: 333-140574

On May 30, 2007, the Chicago Board Options Exchange, Incorporated issued the following Information Circular.

Information Circular IC07-067

Date:	May 30, 2007

To:	CBOE Members

From:	The Office of the Chairman

Re:	ICE-CBOE Agreement

The attached press release was issued today announcing that CBOE has reached an exclusive agreement with the IntercontinentalExchange (ICE) in which the two exchanges will cooperate to resolve the Exercise Right issue and pending Exercise Right litigation. In addition, the exchanges have reached an agreement in principle for a broad commercial partnership.  The ICE-CBOE Agreement is contingent on the completion of the proposed merger of ICE and CBOT Holdings.

Several weeks ago, ICE approached CBOE in an attempt to clarify the status of the Exercise Right and to explore the possibility of structuring a resolution of the Exercise Right that could be coupled with a revised offer by ICE to CBOT shareholders.  We were impressed by ICE’s willingness to work with us to address the Exercise Right and we are pleased that ICE has agreed to participate in the payment of consideration to resolve the Exercise Right issue.

The Exercise Right has affected both memberships in ways that could never have been contemplated when it was created 34 years ago.  The ICE-CBOT Agreement presents a unique opportunity to address the Exercise Right issue for both CBOT and CBOE members.  Moreover, acceptance of the revised offer by CBOT would now remove a hurdle that has impeded progress for members at both exchanges.

The Agreement enables ICE and CBOE to create a unique solution to the Exercise Right issue.  The Agreement also provides substantial value to the holders of the Exercise

Right.  In addition, the offer provides liquidity, certainty and, for those who choose, equity participation in CBOE.

The ICE-CBOE Agreement also calls for CBOE and ICE to pursue additional business opportunities. Under this proposed agreement, CBOE would provide ICE with technical assistance on the electronic trading of options; trading access between the two exchanges would be increased; and the two exchanges would work jointly to develop certain new products.  The proposed commercial agreement would provide both exchanges an opportunity to create ongoing value for our respective members and stockholders.

We want to emphasize that CBOE is not a party to the proposed ICE-CBOT Merger, and no payment will be made under the ICE-CBOE Agreement unless the ICE-CBOT Merger is approved by both CBOT shareholders and CBOE members, and the ICE-CBOT Holdings Merger is completed.

CBOE members will be asked to vote on the terms of the Agreement, including certain exclusivity provisions between ICE and CBOE.  There will be an informational meeting for CBOE members on Thursday, June 14, 2007 to discuss the terms of the Agreement.  In the meantime, additional information, as it becomes available, will be posted to the CBOE Members’ website.

We look forward to further discussion on the ICE-CBOE Agreement at the June 14th member meeting.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

2

ICE AND CBOE ENTER EXCLUSIVE AGREEMENT REGARDING CBOE
EXERCISE RIGHTS AS PART OF ICE’S PROPOSED MERGER WITH CBOT;
AGREE IN PRINCIPLE ON COMMERCIAL PARTNERSHIP

CBOT Full Members Holding CBOE Exercise Rights Would Receive
$500,000 in Value Per Exercise Right

Resolution of Exercise Rights Dispute Removes Barrier to CBOE
Demutualization and Resolves CBOT Litigation

Atlanta, GA (May 30, 2007) — IntercontinentalExchange, Inc. (NYSE: ICE) and the Chicago Board Options Exchange (CBOE) today announced that they have entered into an exclusive agreement that, in the context of a merger of ICE and CBOT Holdings, resolves the issues relating to the CBOE exercise rights, and in other respects supports the business objectives of ICE and CBOE.  Under the agreement:

•                     Full Members of the Chicago Board of Trade holding CBOE exercise rights would receive $500,000 in value for each right, or up to $665.5 million in the aggregate, to resolve the issues relating to the exercise rights in a manner that would make clear that following a merger between ICE and CBOT, Full Members of CBOT holding the required interests would be compensated for the loss of the exercise right.

•                     Consideration would be paid equally by CBOE and ICE, with holders of exercise rights being entitled to receive cash and/or debt securities convertible into both stock of the newly combined ICE/CBOT Holdings and common shares of CBOE after its demutualization.

•                     The exclusive agreement between ICE and CBOE is contingent on the completion of the proposed merger of ICE and CBOT Holdings.

•                     ICE and CBOE have entered into an agreement in principle for a broad commercial partnership, including technology and product development, and access to the distribution capabilities of each exchange.

Unlike the acquisition of CBOT proposed by CME Holdings, which provides no value for the exercise right eligibility of CBOT members, and no certain resolution to this critical issue, the ICE-CBOE proposal would provide CBOT Full Members with immediate value for their exercise rights and the ability to hold equity in CBOE following its planned demutualization.  In addition, ICE and CBOE’s agreement in principle regarding a commercial partnership provides an opportunity to create on-going value for ICE stockholders and CBOE members.

“This strategic agreement would resolve existing litigation and uncertainty for both CBOT and CBOE members, while unlocking substantial value for CBOT members, many of whom remain CBOT Holdings stockholders.  It also frees CBOE to pursue a demutualization for the benefit of its members, and importantly, accelerates ICE’s ability to deliver value in options products for our stockholders and customers,” said Jeffrey C. Sprecher, Chairman and CEO of ICE.

William J. Brodsky, CBOE Chairman and Chief Executive Officer, said, “We are pleased that ICE sought to address the exercise right issue and we are delighted to participate in a proposal that provides significant benefits for each organization. The offer provides CBOT members with substantial value, liquidity, and for those who choose, equity participation in CBOE. This is a unique opportunity to provide certainty for both CBOE and CBOT members, and to remove an obstacle that has impeded progress for members at both exchanges.”

“This exclusive agreement with CBOE affirms ICE’s consistently stated intention to provide a constructive resolution to this long-running dispute.  We are eliminating a costly and potentially open-ended distraction that would otherwise persist following a completed merger between ICE and CBOT.  We believe this agreement enhances our already superior proposal to merge with CBOT and underscores ICE’s innovation and leadership,” said Sprecher.

He added, “ICE stockholders stand to benefit through an enhanced offer for CBOT as well as a long-term cooperative relationship with the world’s premiere options exchange.  The transaction structure — in which ICE and CBOE jointly share the cost of resolving the member rights issue — is a highly efficient use of capital.”

Exercise Rights Agreement

Under the CBOE charter, CBOT Full Members holding the required interests possess an exercise right to become and remain members of CBOE, and to trade on the CBOE, so long as such members remain CBOT Full Members.  In connection with ICE’s proposal to merge with the CBOT, the agreement between

ICE and CBOE makes clear that following the ICE/CBOT Holdings merger, CBOT Full Members holding the required interests will no longer be eligible to use the exercise right and will be compensated for the loss thereof.  As part of this structure, the pending litigation between CBOE and CBOT would be settled, eliminating a major barrier to CBOE’s plan to demutualize into a holding company structure.

The transactions contemplated by the ICE/CBOE agreement require approval by a majority of CBOE members and a majority of the voting power of the CBOT Series B-1 and B-2 members, and are conditioned on completion of an ICE/CBOT Holdings merger.  To be eligible to receive the consideration, a CBOT Full Member would need to possess the required interests to exercise a CBOE exercise right at a designated record date prior to the merger.  These interests are comprised of the following: (1) a Series B-1 membership in CBOT, (2) 27,338 shares of Class A stock of CBOT Holdings, and (3) one CBOE exercise right privilege (ERP).

The financial details of the ICE/CBOE agreement are as follows:

•                     ICE and CBOE would each provide up to $332.75 million in consideration (or total consideration of $665.5 million) to fund payments to CBOT Full Members possessing the required interests to exercise a CBOE exercise right.

•                     ICE would provide each CBOT Full Member possessing the required interests for the exercise of a CBOE exercise right the choice of (1) a cash payment of $250,000 or (2) in lieu of cash, a convertible debenture for common stock of the newly combined ICE/CBOT Holdings, which would be valued at $250,000.

•                     Additionally, CBOE would provide each CBOT Full Member possessing the required interests for the exercise of a CBOE exercise right the choice of: (1) a cash payment of $250,000 or (2) in lieu of cash, a convertible debenture with a face value of $250,000, which will become convertible following any event in which the memberships of CBOE are converted into stock.  The CBOE debentures would be convertible into 10% of the number of shares of stock that a regular membership of CBOE not obtained through the exercise right were converted into in any such transaction.

Commercial Partnership

In addition to providing a mechanism for settling the long-standing CBOE exercise rights dispute, ICE and CBOE also announced an agreement in principle, subject to signing a definitive agreement, to collaborate on initiatives including:

•                     CBOE providing technical assistance to ICE regarding the engineering and rollout of ICE’s new electronic options trading platform.

•                     CBOE providing electronic access to ICE’s options products for CBOE’s exchange members on its trading floor, supported through advertising on the CBOE member website and through member notices.

•                     ICE and CBOE working together to develop futures products and related index options products that would be beneficial to members of both exchanges.  Futures products would be listed on the ICE Futures trading platform and securities options would be listed on the CBOE trading platform.

•                     ICE and CBOE investigating the possibility of making CBOE’s regulated futures products traded on its Chicago Futures Exchange available via ICE’s electronic trading platform, thereby broadening the distribution of such products to both CBOE and ICE members.

Sprecher concluded, “We have carefully listened to both the CBOT members and ICE stockholders throughout this process.  We are confident that today’s announcement makes our proposal to merge with the CBOT even more compelling. In addition, our proposed business partnership with CBOE would benefit ICE stockholders by accelerating ICE’s existing growth prospects and creating an enhanced market position for the combined ICE/CBOT.”

ICE: CBOT Member Meeting

As previously announced, ICE will hold a meeting for CBOT members to discuss the benefits of an ICE/CBOT combination, including today’s agreement between CBOE and ICE.  The CBOT member meeting will be held in Chicago at 3:30 p.m. CDT on Thursday, May 31, 2007.  Chicago Board of Trade Members should dial (800) 562-1675 to register.  Other interested parties are invited to listen via conference call by dialing as follows: Domestic Participants: (888) 792-8398; International Participants: (973) 582-2773.  The passcode is 8847664.  A live audio webcast of the meeting also will be available on the Company’s website at www.theice.com under About ICE/Investor Relations and at www.theicecbot.com.

The call will be archived on ICE’s website and on www.theicecbot.com. A replay will be available at (877) 519-4471 for callers within the United States and at (973) 341-3080 for callers outside of the United States. The replay passcode is 8847664.

About IntercontinentalExchange

IntercontinentalExchange® (NYSE: ICE) operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as agricultural commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. ICE® conducts its energy futures markets through its U.K. regulated London-based subsidiary, ICE Futures, Europe’s leading energy exchange.  ICE Futures offers liquid markets in the world’s leading oil benchmarks, Brent Crude futures and West Texas Intermediate (WTI) Crude futures, trading nearly half of the world’s global crude futures by volume of commodity traded.  ICE conducts its agricultural commodity futures and options markets through its U.S. regulated subsidiary, the New York Board of Trade®.  For more than a century, the NYBOT® has provided global markets for food, fiber and financial products.  ICE was added to the Russell 1000® Index on June 30, 2006.  Headquartered in Atlanta, ICE also has offices in Calgary, Chicago, Houston, London, New York and Singapore. For more information, please visit www.theice.com and www.nybot.com.

About CBOE

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, access the CBOE website at: http://www.cboe.com/.

Forward-Looking Statements — Certain statements in this press release may contain forward-looking information regarding IntercontinentalExchange, Inc., CBOT Holdings, Inc., and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties.  Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept ICE’s proposal and enter into definitive agreements to effect the transaction, the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty.  Additional risks and factors are identified in ICE’s filings with the Securities and Exchange Commission (the “SEC”), including ICE’s Annual Report on Form 10-K for the year ended December 31,

2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the proposed transaction, and assuming the merger proposal is accepted by CBOT, ICE intends to file relevant materials with the SEC, including a proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available.  INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL SUCH OTHER RELEVANT MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain a free copy of the proxy statement/prospectus, if and when such document becomes available and related documents filed by ICE or CBOT without charge, at the SEC’s website (http://www.sec.gov).  Copies of the final proxy statement/ prospectus, if and when such document becomes available, may be obtained, without charge, from ICE by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ICE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about ICE’s executive officers and directors in ICE’s Annual Report on Form 10-K, filed with the SEC on February 26, 2007 and in ICE’s proxy statement for its 2007 annual meeting of stockholders, dated March 30, 2007.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement, if and when it becomes available, and the other relevant documents filed with the SEC.

Contact:

IntercontinentalExchange:

Kelly Loeffler

VP, Investor Relations and Corporate Communications

(770) 857-4726

kelly.loeffler@theice.com

Sard Verbinnen & Co

Jim Barron/Kara Findlay

(212) 687-8080

Brad Wilks

(312) 895-4700

Crystal Clear Communications

Ellen G. Resnick

(773) 929-9292; (312) 399-9295 (c)

eresnick@crystalclearPR.com

CBOE:

Carol Kennedy

VP, Corporate Communications

(312) 786-7323

Kennedyc@cboe.com